K) 3/13

09056232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
MAR 10 2009
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sausley Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Enterprise #644
(No. and Street)

League City (City) Texas (State) 77573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra K. Sausley (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSR, LLP (Thomas G. Richards, CPA)
(Name – *if individual, state last, first, middle name*)

715 Clear Lake Road (Address) Clear Lake Shores, (City) Texas (State) 77565 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/25/09

OATH OR AFFIRMATION

I, SANDRA SAUSLEY, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDRA SAUSLEY, INC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WINNIE A. WHITTEN
Notary Public, State of Texas
My Commission Expires
MARCH 06, 2010

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j). A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSR, LLP, CERTIFIED PUBLIC ACCOUNTANTS
Thomas G. Richards, CPA

715 Clear Lake Road ◊ Clear Lake Shores, Texas 77565 ◊ 281 535 0515; Fax 281 334 6215

Independent Auditor's Report

Board of Directors
Sausley Securities, Inc.

We have audited the accompanying statement of financial condition of Sausley Securities, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sausley Securities, Inc., as of December 31, 2008 , and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all respects in relation to the basic financial statements taken as a whole.

Thomas G. Richards, CPA

MSR LLP
February 24, 2009

SAUSLEY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS:

Cash	11	
Marketable Securities Aim Funds (at market)	43,921	
Marketable Securities NASDAQ (at market)	2,471	
Deferred Federal Income Tax Credit	5,820	
TOTAl ASSETS		**52,223**

LIABILITIES & STOCKHOLDER'S EQUITY:

Current Liabilities:

Accounts Payable	1,450	
Total Current Liabilities		**1,450**

STOCKHOLDER'S EQUITY:

Common Stock, no par value, 10,000 shares authorized, 1,400 shares issued and outstanding	7,000	
Retained Earnings	43,773	
TOTAL STOCKHOLDER'S EQUITY		**50,773**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**52,223**

The accompanying notes are an intergal part of these financial statements

SAUSLEY SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2008

REVENUE:		
Commissions	3,572	
Unrealized Loss on Securities	(42,075)	
Sale of Securities	3,500	
Dividends	340	
Long Term Capital Gains	2,303	
Short Term Capital Loss	(300)	
TOTAL REVENUES		**(32,660)**
EXPENSES:		
Operating	4,044	
Regulatory Fees & Expenses	650	
Professional Fees	1,450	
TOTAL EXPENSES		**6,144**
PROFIT BEFORE INCOME TAXES		**(38,804)**
PROVISION FOR FEDERAL INCOME TAXES:		**(5,820)**
NET PROFIT		**(32,984)**

The accompanying notes are an intergal part of these financial statements

SAUSLEY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
December 31, 2008

	Common Stock	Retained Earnings	Total
Balance at January 1, 2008	7,000	76,757	**83,757**
Net Loss		(32,984)	**(32984)**
Balance December 31, 2008	**7,000**	**43,773**	**50,773**

The accompanying notes are an intergal part of these financial statements

SAUSLEY SECURITIES, INC.
STATEMENT OF CASH FLOWS
December 31, 2008

CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	**(32,984)**
Adjustments to reconcile to net cash provided by operating activities	
Decrease in Deferred Income Taxes	926
(Decrease) in Income Taxes Payable)	(6,347)
(Increase) in Federal Income Tax Receivable	(5,820)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**(44,225)**
CASH FLOWS PROVIDED (USED) FROM INVESTING ACTIVITIES	
Reinvested Dividends & Capital Gains	(2,643)
Decrease in Unrealized Gains on Investments	37,285
Sale of Securities	3,500
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	**38,142**
NET INCREASE IN CASH	**(6,083)**
CASH AT BEGINNING OF YEAR	**6,094**
CASH AT END OF YEAR	**11**

The accompanying notes are an intergal part of these financial statements

Sausley Securities, Inc.
Notes to Financial Statements
December 31, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Sausley Securities, Inc. was incorporated December 6, 1985. Since January 1988 the Company has operated as an Introducing Broker/Dealer. As such, the Company solicits sales of mutual fund shares. The Company operates in the Houston, Texas area.

All trades are carried on the books of the mutual fund whose shares are traded on a fully disclosed basis.

Method of Reporting

The Company has adopted the method of reporting as set forth by the American Institute of Certified Public Accountants in the Industry Guide Audits of Brokers and Dealers in Securities.

Revenues and Expenses

Commission revenues and expense and the related receivable or liability is recorded as of trade date. Investment income is recorded when earned.

Marketable Securities

Marketable Securities are valued at market value. The resulting difference between cost and market is included in income. Marketable securities consist of AIM Mutual Fund and NASDAQ shares. Unrealized losses on these investments total $42,075 Management follows the practice of reinvesting its dividends, and capital gains in the various funds.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards Number 96, which was adopted by the Company on January 1. 1989 and reflects accounting standards under SFAS No. 109, "Accounting for Income Taxes " which superseded APB Opinion No. 11, SFAS No. 96, and numerous related interpretations and amendments and was effective for years beginning after December 15, 1992.

These notes are an integral part of the financial statements

NOTE B – INCOME TAXES

The Company sustained a loss for tax purposes of $ 6,356. Generating a tax credit of $953.00 at December 31, 2008. On a financial reporting basis the Company's loss was $32,984 after considering the 2008 decrease in marketable value of securities.

NOTE C – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company was not liable on any notes or borrowings that were subordinated to claims of general creditors.

NOTE D – LOANS FROM STOCKHOLDERS

There were no loans to or from stockholders at December 31, 2008

These notes are an integral part of the financial statements.

SUPPLEMENTARY INFORMATION

SAUSLEY SECURITIES, INC.
Computation of Net Capital Under Rule 15C3-1
Of the Securities and Exchange Commission
Reconciliation to Focus Report
As of December 31, 2008

	Per Focus Report	Per Audit		Change
Total stockholder's equity qualified for net capital	44,953	50,773	1	**5,820**
Net capital before haircuts on securities positions	44,953	50,773		**5,820**
Haircuts on securities positions:				
Other Securities	6,551	6,994	2	443
Net Capital	38,402	43,779		**5,377**
Net Capital required by Rule 15C3-1(a)(2)	5,000	5,000		0
Excess Net Capital	33,402	38,779		**5,377**

Explanations 1.

1. Accrued Federal Income Taxes Credit	5,820
2. Change in Haircuts	443
Total Net Change	5,377

SAUSLEY SECURITIES, INC.

AUDIT REPORT

FOR THE YEAR ENDED DECEMBER 31, 2008

THOMAS G. RICHARDS, CPA
MSR, LLP
715 Clear Lake Road
Clear Lake Shores, Texas 77565
261 535 0515

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